WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2006 NOV 15 P 12:-3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



November 14, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports October 2006 sales.
- Report on share repurchase for October 2006.

Sincerely,

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART

MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS OCTOBER 2006 SALES

Mexico City, November 9, 2006

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of October 2006, sales were $16,365 million pesos. This figure represents an 18.8% increase over sales reported the same month last year, and a 13.9% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of 7.7%, and of 3.3% in real terms compared to the same month of 2005.

Real Growth

	October		January – October	
	2006	2005	2006	2005
Total sales growth (%)	**13.9**	16.3	**15.5**	13.6
Comparable sales growth (%)	**3.3**	8.6	**5.1**	5.9

Considering the four-week period from September 30, to October 27, 2006 that compares with the four-week period ending October 28, 2005, as well as the forty-three-week period from December 31 2005 to October 27, 2006 and that compares with the forty-three-week period that ended October 28, 2005, sales growth was as follows:

Real Growth

	4 weeks		43 weeks	
	2006	2005	2006	2005
Total sales growth (%)	**16.5**	15.9	**15.8**	13.9
Comparable sales growth (%)	**5.6**	8.5	**5.4**	6.2

Openings during the month of October:

We opened one Bodega Aurrera in Huimanguillo, Tabasco; two Sam's Clubs in the cities of Chetumal, Quintana Roo and Acapulco, Guerrero; three Wal-Mart Supercenters in the cities of Tuxtla Gutierrez, Chiapas, Guadalajara, Jalisco and Tijuana, Baja California Norte; two Superamas in the cities of Toluca, Estado de Mexico and Aguascalientes, Aguascalientes, and four restaurants in the cities of Ensenada, Baja California Norte, Tampico, Tamaulipas and two in Villahermosa, Tabasco. Additionally, during November we have opened three Bodegas Aurrera in the cities of Cordoba, Veracruz, Merida, Yucatan and Jerez, Zacatecas; one Suburbia in Guadalajara, Jalisco, and two restaurants one in Mexico City and the other one in Celaya, Guanajuato.

Gender Equality recognition to Wal-Mart de Mexico associates:

Expansion business magazine, in its cover story on the 50 most powerful business women in Mexico, ranked our three Vice Presidents 1st, 2nd and 7th. For Wal-Mart de Mexico gender equality merits constant attention.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 869 units, broken down as follows:

- 251 Bodegas Aurrera
- 77 Sam's Clubs
- 113 Wal-Mart Supercenters
- 59 Superamas
- 58 Suburbias
- 311 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

- www.walmartmexico.com.mx
- www.sams.com.mx
- www.superama.com.mx
- www.suburbia.com.mx
- www.vips.com.mx
- www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 03, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction($)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	141,903,900	8,583,883,568
03/10/2006	03106	BUY	320,000	36.789366	11,772,597	ACCIV	STOCK		142,223,900	8,583,563,568
								As of current report	142,223,900	8,583,563,568

Shareholders' equity amount	0
Capital stock amount	11,772,597

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,610,323,232	3,598,550,635

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 04, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,223,900	8,583,563,568
04/10/2006	03107	BUY	340,000	37.606552	12,786,228	IXE	STOCK		142,563,900	8,583,223,568
								As of current report	142,563,900	8,583,223,568

Shareholders' equity amount	0
Capital stock amount	12,786,228

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,598,550,635	3,585,764,407

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 05, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,563,900	8,583,223,568
05/10/2006	03108	BUY	100,000	38.057000	3,805,700	ACCIV	STOCK		142,663,900	8,583,123,568
								As of current report	142,663,900	8,583,123,568

Shareholders' equity amount	0
Capital stock amount	3,805,700

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,585,764,407	3,581,958,707

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 06, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,663,900	8,583,123,568
06/10/2006	03109	BUY	100,000	38.583670	3,858,367	ACCIV	STOCK		142,763,900	8,583,023,568
								As of current report	142,763,900	8,583,023,568

Shareholders' equity amount	0
Capital stock amount	3,858,367

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,581,958,707	3,578,100,340

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 11, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,763,900	8,583,023,568
11/10/2006	03110	BUY	200,000	38.051600	7,610,320	ACCIV	STOCK		142,963,900	8,582,823,568
								As of current report	142,963,900	8,582,823,568

Shareholders' equity amount	0
Capital stock amount	7,610,320

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,578,100,340	3,570,490,020

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 12, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	142,963,900	8,582,823,568
12/10/2006	03111	BUY	340,000	37.978115	12,912,559	ACCIV	STOCK		143,303,900	8,582,483,568
								As of current report	143,303,900	8,582,483,568

Shareholders' equity amount	0
Capital stock amount	12,912,559

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,570,490,020	3,557,577,461

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 13, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	143,303,900	8,582,483,568
13/10/2006	03112	BUY	350,000	38.363843	13,427,345	ACCIV	STOCK		143,653,900	8,582,133,568
								As of current report	143,653,900	8,582,133,568

Shareholders' equity amount	0
Capital stock amount	13,427,345

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,557,577,461	3,544,150,116

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 17, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	143,653,900	8,582,133,568
17/10/2006	03113	BUY	215,000	37.727013	8,111,308	IXE	STOCK		143,868,900	8,581,918,568
								As of current report	143,868,900	8,581,918,568

Shareholders' equity amount	0
Capital stock amount	8,111,308

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,544,150,116	3,536,038,808

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 18, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	143,868,900	8,581,918,568
18/10/2006	03114	BUY	350,000	37.997360	13,299,076	IXE	STOCK		144,218,900	8,581,568,568
								As of current report	144,218,900	8,581,568,568

Shareholders' equity amount	0
Capital stock amount	13,299,076

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,536,038,808	3,522,739,732

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	144,218,900	8,581,568,568
19/10/2006	03115	BUY	360,000	38.005278	13,681,900	ACCIV	STOCK		144,578,900	8,581,208,568
								As of current report	144,578,900	8,581,208,568

Shareholders' equity amount	0
Capital stock amount	13,681,900

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,522,739,732	3,509,057,832

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 20, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	144,578,900	8,581,208,568
20/10/2006	03116	BUY	220,000	38.063181	8,373,900	IXE	STOCK		144,798,900	8,580,988,568
								As of current report	144,798,900	8,580,988,568

Shareholders' equity amount	0
Capital stock amount	8,373,900

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,509,057,832	3,500,683,932

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 24, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	144,798,900	8,580,988,568
24/10/2006	03117	BUY	220,000	38.128477	8,388,265	IXE	STOCK		145,018,900	8,580,768,568
								As of current report	145,018,900	8,580,768,568

Shareholders' equity amount	0
Capital stock amount	8,388,265

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,500,683,932	3,492,295,667

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 25, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	145,018,900	8,580,768,568
25/10/2006	03118	BUY	360,000	37.930419	13,654,951	ACCIV	STOCK		145,378,900	8,580,408,568
								As of current report	145,378,900	8,580,408,568

Shareholders' equity amount	0
Capital stock amount	13,654,951

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,492,295,667	3,478,640,716

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 26, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	145,378,900	8,580,408,568
26/10/2006	03119	BUY	370,000	38.032527	14,072,035	ACCIV	STOCK		145,748,900	8,580,038,568
								As of current report	145,748,900	8,580,038,568

Shareholders' equity amount	0
Capital stock amount	14,072,035

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,478,640,716	3,464,568,681

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **OCTOBER 27, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	145,748,900	8,580,038,568
27/10/2006	03120	BUY	370,000	37.553941	13,894,958	ACCIV	STOCK		146,118,900	8,579,668,568
								As of current report	146,118,900	8,579,668,568

Shareholders' equity amount	0
Capital stock amount	13,894,958

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,464,568,681	3,450,673,723

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: OCTOBER 31, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	146,118,900	8,579,668,568
31/10/2006	03121	BUY	740,000	37.271027	27,580,560	ACCIV	STOCK		146,858,900	8,578,928,568
								As of current report	146,858,900	8,578,928,568

Shareholders' equity amount	0
Capital stock amount	27,580,560

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,450,673,723	3,423,093,163

Issuer's Comments